

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Sio Kam Seng
Chief Executive Officer and Chairman
China Metro-Rural Holdings Limited
Suite 2204, 24/F, Sun Life tower, The Gateway
15 Canton Road, Tsimshatsui, Kowloon
Hong Kong

> **Re: China Metro-Rural Holdings Limited**
> **Registration Statement on Form F-3**
> **Filed November 6, 2012**
> **File No. 333-184774**

Dear Mr. Seng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the resale of 61,499,028 shares of ordinary shares, which are issuable upon the conversion of 14% guaranteed secured convertible bonds, held by an affiliate, Willis Plus Limited. In addition, we note that the selling shareholder has held the convertible bonds for less than six months. Please provide us with a detailed legal analysis of why this is a valid secondary offering and not an offering by or on behalf of the issuer.

2.   We note that you have incorporated by reference your annual report on Form 20-F for the fiscal year ended March 31, 2012. We further note that you did not include XBRL data with your annual report. Please explain to us why you did not include such data or amend your report accordingly. In your response and as applicable, please provide an analysis discussing your eligibility to use Form F-3 in light of the fact that XBRL data was not included in your annual report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Gerard S. DiFiore, Esq.